SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4

TO

SCHEDULE TO

(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYNAVANT Inc.
(Name of Subject Company (Issuer))

AMGIS ACQUISITION CO.
DENDRITE INTERNATIONAL, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

87157A105
(CUSIP Number)

Christine A. Pellizzari, Esq.
General Counsel
Dendrite International, Inc.
1200 Mt. Kemble Avenue
Morristown, New Jersey  07960-6797
(973) 425-1200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ronald H. Janis, Esq.
Pitney, Hardin, Kipp & Szuch, LLP
P.O. Box 1945
Morristown, New Jersey   07960
(973) 966-6300

CALCULATION OF FILING FEE:

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$51,733,222.30	$4,185.22***

*	For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of SYNAVANT Inc. (15,242,578 shares at March 31, 2003) at a purchase price of $3.22 in cash per share and (ii) the payment of cash in the amount of $3.22 in respect of each outstanding option and restricted stock unit to purchase shares of Common Stock with a per share exercise price or strike price that is less than $3.22 (1,842,381 shares at March 31, 2003) less the aggregate exercise price for all such options of $3,280,345.68.

**	The amount of the filing fee calculated in accordance with Rule 0-11 Of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the transaction value.

***	Previously paid in connection with the Offerors’ Schedule TO filed with the Securities and Exchange Commission on May 16, 2003 and Amendment No. 1 to the Offerors’ Schedule TO filed on May 21, 2003.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 16, 2003, as amended by Amendment No. 1 filed on May 21, 2003, Amendment No. 2 filed on May 23, 2003 and Amendment No. 3 filed on May 28, 2003 (as amended, the “Schedule TO”), relating to the offer by Amgis Acquisition Co., a Delaware corporation and a wholly–owned subsidiary of Dendrite International, Inc. (the “Purchaser”), a New Jersey corporation (“Dendrite”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of SYNAVANT Inc., a Delaware corporation (the “Company”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), subject to the conditions described in the Offer to Purchase, dated May 16, 2003, as supplemented May 20, 2003 (as amended or supplemented from time to time, the “Offer to Purchase”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(M), respectively, and in the related Letter of Transmittal, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(B). This Amendment No. 4 to the Schedule TO is being filed on behalf of the Purchaser and Dendrite. Any capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO, as applicable.

The information in the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 4 to the Schedule TO by reference to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase is hereby amended and supplemented as follows:

14. Certain Conditions of the Offer

The second paragraph is deleted in its entirety and the following is inserted:

Subject to the terms of the Merger Agreement, the foregoing conditions are for the sole benefit of Dendrite and the Purchaser, and may be waived by Dendrite or the Purchaser (except for the Minimum Condition and any restraint on the consummation of the Offer resulting from an Order of a governmental authority of competent jurisdiction). The failure by Dendrite or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such rights may be asserted at any time, or from time to time, prior to the consummation of the Offer.

The foregoing is hereby incorporated by reference in answer to all applicable items in the Schedule TO.

ITEM 11.      ADDITIONAL INFORMATION.

On June 3, 2003, the Depositary issued a letter to certain Company shareholders regarding the transaction. The full text of the letter is attached as Exhibit (a)(1)(P).

ITEM 12.      MATERIALS TO BE FILED AS EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows.

(a)(1)(P)	Letter issued by the Depositary to certain Company shareholders, dated June 3, 2003.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: June 3, 2003

Dendrite International, Inc. By: /S/ CHRISTINE A. PELLIZZARI —————————————— Name: Christine A. Pellizzari Title: Vice President, General Counsel & Secretary

Amgis Acquisition Co. By: /S/ CHRISTINE A. PELLIZZARI —————————————— Name: Christine A. Pellizzari Title: President

4

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase dated May 16, 2003.*

(a)(1)(B)	Letter of Transmittal (amended as of May 20, 2003).*

(a)(1)(C)	Notice of Guaranteed Delivery (amended as of May 20, 2003).*

(a)(1)(D)	Guidelines for Substitute Form W-9.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (amended as of May 20, 2003).*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees (amended as of May 20, 2003).*

(a)(1)(G)	Summary Newspaper Advertisement published in The Wall Street Journal on May 16, 2003.*

(a)(1)(H)	Press Release issued by Dendrite dated April 21, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated April 21, 2003).*

(a)(1)(I)	Press Release issued by Dendrite dated May 9, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated May 9, 2003).*

(a)(1)(J)	Press Release issued by Dendrite dated May 15, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated May 16, 2003).*

(a)(1)(K)	Press Release issued by Dendrite dated May 18, 2003 (incorporated herein by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 19, 2003).*

(a)(1)(L)	Secured Promissory Note dated May 16, 2003 by and between Dendrite and the Company (incorporated by reference to Exhibit 99.2 to Dendrite’s Current Report on Form 8-K dated May 20, 2003).*

(a)(1)(M)	Supplement to Offer to Purchase dated May 20, 2003.*

(a)(1)(N)	Press Release issued by Dendrite, dated May 22, 2003.*

(a)(1)(O)	Memorandum issued by Dendrite to Company employees, dated May 28, 2003.*

(a)(1)(P)	Letter issued by the Depositary to certain Company shareholders, dated June 3, 2003.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 9, 2003, among Dendrite, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 12, 2003).*

(d)(2)	Confidentiality Agreement dated August 14, 2002 between the Company and Dendrite.*

(d)(3)	Letter Agreement dated May 9, 2003, by and among Dendrite, IMS Health Incorporated, and the Company.*

(d)(4)	Amendment No. 2 to the Rights Agreement, dated May 9, 2003, by and between the Company and Equiserve Trust Company, N.A. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated May 12, 2003).*

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated May 16, 2003, among Dendrite, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 20, 2003).*

(g)	Not applicable.

(h)	Not applicable.

* Previously Filed 5

Exhibit (a)(1)(P)

To the holders of shares of SYNAVANT, Inc. (“SYNAVANT”)

        You recently sent to American Stock Transfer & Trust Co., as Depositary, certificate/s for shares of SYNAVANT which you tendered under an offer to purchase made by Jivago Acquisition Corporation, a subsidiary of Cegedim SA (the “Cegedim Offer”). The Cegedim Offer has lapsed and an increased offer has been made by Amgis Acquisition Co. a subsidiary of Dendrite International, Inc. (the “Dendrite Offer”).

        You may have already received the Dendrite Offer documents. If you were not previously mailed these documents, we have enclosed Dendrite’s Letter of Transmittal, Offer to Purchase, as supplemented, and substitute W-9 form instructions. If you wish to tender your shares into the Dendrite Offer, please complete the Letter of Transmittal and return it to AST in the envelope provided. If instead, you wish to have your certificates returned to you, please contact us at the number below. Otherwise, we will return your certificate at the expiration of the Dendrite Offer.

        If you have any questions please call 877-248-6417.

AMERICAN STOCK TRANSFER & TRUST CO. as Depositary

June 3, 2003